Exhibit 99.111

Enthusiast Gaming to launch Upcomer as esports publication with award-winning staff roster

Platform to combine leading editorial with betting odds, fantasy, scores, videos, and more to create the most complete esports fan experience

TORONTO, Feb. 24, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc., (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV), the largest gaming platform in North America, reaching over 300 million monthly video game and esports fans worldwide, is excited to announce the upcoming launch of a new premium online publication dedicated to the growing needs of today’s esports fan. Combining content elements from the Company’s two existing esports coverage outlets, Upcomer and Daily Esports, Enthusiast Gaming will relaunch one unified esports publication later this spring.

The new publication, which will operate as Upcomer, will leverage its existing user and prediction engine, to create one of the most complete esports fan engagement experiences. Today’s esports fans crave more than just scores, stats and editorial content. They want a more complete offering - one destination for all of their content and data needs. Upcomer is where the past, present and future of esports will meet.

Upcomer will be led by former ESPN esports editor Sean Morrison. Enthusiast Gaming is planning a full reveal of its award-winning staff roster and management later this spring.

The publication’s suite of content will include:

•	News and editorial

•	Longform features

•	In-depth interviews

•	Video documentary series

•	App, social media and website activations

•	Comprehensive scores, stats and more

•	Match prediction and schedules

•	Fantasy leagues

•	Betting odds

•	Tournament brackets and standings

•	Follow teams and players from major esports leagues

•	Community discussions

According to a recent study from consumer research firm, Interpret, 52% of esports fans said they are likely to engage in some form of betting on esports tournaments. As an esports betting companion, Upcomer will also become a vital data and content tool to enrich the betting experience.

“For the past few months, Enthusiast Gaming has hired some of the best and brightest talent from across the globe, including journalists, editors, content and video producers, to spearhead a deeper dive into the world of esports content. With a fun, conversational approach, Upcomer, will surprise, excite and inspire fans with unique features, perspectives and personalities,” commented Sean Morrison, Editor-in-Chief of Upcomer.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Contacts:

Enthusiast Gaming – Eric Bernofsky

Chief Corporate Officer

press@enthusiastgaming.com

Media Relations – ID

EnthusiastGaming@id-pr.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the Enthusiast Gaming's future growth in periods of increased market advertiser demand.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.